UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

The Company has been awarded the Hong Kong Innovation Leadership Award at the 2025 Hong Kong Innovation and Technology Achievement Awards, which was organized and hosted by the Hong Kong Federation of Innovative Technologies and Manufacturing Industries. The award recognizes the Company’s strong track record in technological innovation, excellence in product development, and continued contributions to advancing digital capabilities in the retail industry.

On December 10, 2025, the Company issued a press release titled “Youxin Technology Receives 2025 Hong Kong Innovation Leadership Award.” A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit Index:

Exhibit No.	Description
99.1	Press Release, dated December 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: December 10, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer